Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

23rd September 2003

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Form D2 Notification of Changes of Secretary and Directors (Filed with the Hong Kong Companies Registry on 22nd September, 2003)

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,
For and on behalf of
HONGKONG ELECTRIC HOLDINGS LTD.
香港電燈集團有限公司

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

b.c.c. Mr. Siu-chan Kwan - Citibank N.A. (H.K.) - w/o enc.
Ms. Emi Mak - Citibank N.A. (N.Y.) - w/o enc.

ADR-USA-LTR

COPY

Form 表格 **D2**

Companies Registry
公 司 註 冊 處

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

46996

1 Company Name 公司名稱

Hongkong Electric Holdings Limited 香港電燈集團有限公司

2 Type of Change 更改事項

*☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☒ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) A. **Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

Date 日期 (DD 日 MM 月 YYYY 年)	Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Lillian Wong
Company Secretary
Hongkong Electric Holdings Ltd.
44 Kennedy Road
HONG KONG

For Official Use
請勿填寫本欄

收件日期 RECEIVED
22-09-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

46996

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. ~~Appointment~~ / Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
Change of Residential Address	19	9	2003
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名: George Colin MAGNUS

Name / New Name 姓名／新姓名: -

Surname 姓氏 Other names 名字

-

Alias (if any) 別名（如有的話）

-

Previous Names 前用姓名

Address 地址: Flat A, 9/F., Block 4, Pacific View, 38 Tai Tam Road, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD682766(2)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes - Continuation Sheet A and - Continuation Sheet B.

本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名：[signature]

(Name 姓名)：(Lillian Wong) Date 日期： 22.9.2003

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *

董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*